ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
HERMES ACQUISITION CORP.
     1. Name. The name of the corporation is Hermes Acquisition Corp. (the “Company”).
     2. Text of Amendment. The test of the amendment adopted is as follows:
     A. Article 1 of the Articles of Incorporation shall be deleted and, in lieu thereof, a new Article 1 substituted that changes the name of the Company as follows:
     1. The name of the corporation is Willis HRH, Inc.
     3. Approval. The amendment was adopted on October 1, 2008.
     4. Shareholder Action. The amendment was approved by the unanimous written consent of the shareholders of the Company dated October 1, 2008.
Dated: October 3, 2008
[Signature on Next Page]

IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be executed by its duly authorized officer.

HERMES ACQUISITION CORP.

By:	/s/ Adam G. Ciongoli

Name:	Adam G. Ciongoli
Title	Secretary
Signature Page to Articles of Amendment (2)